UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 13, 2023

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Forms 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 7.01 Regulation FD Disclosure.

On December 13, 2023, John Bean Technologies Corporation (the “Company”) issued a press release regarding a proposal submitted to the board of directors of Marel hf. The press release is attached hereto as Exhibit 99.1.

The information, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the Securities and Exchange Commission (“SEC”) shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

IMPORTANT ADDITIONAL INFORMATION

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. If the Company issues a formal voluntary takeover offer, the Company may file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will contain a proxy statement/prospectus in connection with the proposed offer. STOCKHOLDERS OF THE COMPANY WILL BE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Company’s website at https://ir.jbtc.com/overview/default.aspx.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued December 13, 2023

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

John Bean Technologies Corporation

Date: December 13, 2023	By:	/s/ Matthew J. Meister
	Name	Matthew J. Meister
	Title	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit 99.1

JBT Corporation Submits Enhanced Proposal to Acquire Marel hf

Combination would create a leading global food and beverage technology solutions company

Enhanced proposal of €3.40 per Marel share offers 46 percent premium to Marel’s unaffected closing share price on November 23, 2023, as well as attractive and flexible consideration package

JBT remains open to further dialogue with the Board of Marel to design a win-win outcome

CHICAGO—(BUSINESS WIRE)—JBT Corporation (NYSE: JBT), (“JBT” or the “Company”) a leading global technology solutions provider to high-value segments of the food & beverage industry, today confirmed that it has submitted a revised and significantly improved proposal to the Board of Directors of Marel hf. (“Marel”) to acquire all of the outstanding common stock of Marel for €3.40 per Marel share (ISK511 per share based on an ISK / EUR exchange rate of 150.3). The proposal is contingent on a favorable recommendation from the Marel Board of Directors.

This enhanced offer represents a 46 percent premium to Marel’s unaffected closing share price on November 23, 2023, of ISK350, a 17 percent premium to Marel’s closing share price on December 13, 2023, of ISK438.50, and is 8 percent higher than JBT’s prior proposal which was submitted on November 24, 2023. The proposed offer implies an enterprise value of approximately €3.4 billion for Marel. In addition, as previously communicated, JBT has received an irrevocable undertaking and remains in exclusivity with respect to the shares owned by Eyrir Invest hf., which holds 24.7 percent of the shares in Marel.

“JBT has long admired Marel, and there is significant strategic, cultural, and operational alignment between the companies. We are confident that the contemplated merger would bring substantial benefits to both companies’ customers, employees, local communities, partners and shareholders,” said Brian Deck, President and CEO of JBT Corporation. “Together, our companies would be best positioned to meaningfully help customers create efficient, higher quality end products with a combined focus on sustainable solutions that make better use of the world’s precious food, beverage, water, and energy resources. JBT remains open to further dialogue with the Board of Marel to design a win-win outcome.”

Strategic Rationale

The merger would bring together two renowned companies with complementary product portfolios, market leading brands, and superior technology to create a leading global food and beverage technology solutions company. Customers of both companies would benefit from the enhanced fuller line processing capabilities and digitally supported aftermarket parts and service enabled by the combined company’s global reach. The combination offers substantial synergies by providing attractive cross-selling and go-to-market potential, meaningful cost savings opportunities, and further margin enhancement, positioning both JBT and Marel shareholders to benefit from significant upside potential.

Commitment to Icelandic Heritage

The combined company would have a long-term commitment to a significant Icelandic presence and to preserving Marel’s heritage by maintaining a European headquarters in Gardabaer, Iceland, in addition to a corporate headquarters in Chicago, IL. To maximize shareholder trading liquidity, and consistent with Marel’s publicly stated overseas listing objectives, JBT would contemplate the stock exchange listing remain on the NYSE with a secondary listing in Reykjavik. Additionally, JBT is prepared to provide proportional representation for Marel on the combined company’s Board of Directors.

Attractive and Flexible Consideration Package

JBT is prepared to work with the Board of Marel to design a consideration package that it believes would best meet the objectives of Marel shareholders, including offering up to 50 percent of the consideration in cash and up to 100 percent of the consideration in the form of combined company shares. Assuming the transaction is structured as a mix of 50 percent cash and 50 percent stock, in aggregate, Marel shareholders would hold approximately 29 percent of the combined company’s shares. Should Marel’s Board find it more attractive to structure the offer as an all-stock combination, Marel shareholders would then own approximately 45 percent of the combined company’s shares.

“This ownership position would provide substantial value creation opportunity for Marel shareholders to benefit from the ongoing success of the combined company in addition to the immediate liquidity offered by the cash portion of the consideration,” added Deck. “Regardless of which structure is ultimately deemed to be the most suitable, JBT remains firmly committed to maintaining a strong balance sheet and preserving future strategic flexibility.”

Timing

JBT is prepared to proceed in an expeditious manner to complete diligence and reach a favorably recommended offer as soon as practicable. The issuance of a binding offer remains subject to the approval of JBT’s Board of Directors, and there can be no assurance that any formal offer will be made as a result of these considerations. Consistent with JBT’s overall M&A strategy, JBT intends to remain disciplined with respect to pursuit of this transaction.

Goldman Sachs Co LLC is acting as JBT’s financial advisor and LEX and Kirkland & Ellis LLP are serving as legal counsel.

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT Corporation employs approximately 5,100 people worldwide and operates sales, service, manufacturing, and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors: the risk that a transaction may not occur; fluctuations in our financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; risks associated with acquisitions or strategic investments; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; impact of climate change and environmental protection initiatives;; acts of terrorism or war, termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent Annual Report on Form 10-K filed by JBT with the Securities and Exchange Commission and in any subsequently filed Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. If the Company issues a formal voluntary takeover offer, the Company may file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will contain a proxy statement/prospectus in connection with the proposed offer. STOCKHOLDERS OF THE COMPANY WILL BE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Company’s website at https://ir.jbtc.com/overview/default.aspx.

Investors and Media Contacts:

Kedric Meredith

(312) 861-6034

kedric.meredith@jbtc.com

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com